Exhibit 99.1

RISE Education Names Ms. Lihong Wang as Chief Executive Officer, Mr. Yiding Sun as Vice

Chairman and Mr. Jia Zhu as Director

BEIJING, January 3, 2020 (GLOBE NEWSWIRE) – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced the appointment of Ms. Lihong Wang, the Chairwoman of its board of directors, as its new chief executive officer (“CEO”) to replace Mr. Yiding Sun, who will retire as CEO but remain on the board as Vice Chairman.

Ms. Wang has been a director of RISE since September 2013 and was appointed Chairwoman in October 2017. Prior to her appointment as CEO, Ms. Wang served as a Managing Director at Bain Capital. While at Bain Capital, Ms. Wang was responsible for many of the firm’s investments in China, including Gymboree and RISE. Over the last five years, she also assumed responsibility for Bain Capital’s portfolio management activities in China. She holds an MBA degree from Columbia Business School and a BSc degree from Fudan University.

The board of directors of RISE has reappointed Mr. Jia Zhu as a director and as Chairman of its corporate governance and nominating committees, replacing Ms. Wang. Mr. Zhu is Co-head of Bain Capital Asia Private Equity. Mr. Zhu previously served on the RISE board from September 2013 to October 2017. Mr. Zhu holds a JD degree from Cornell Law School, an MA degree from Nanjing University, and a BA degree from Zhengzhou University.

Mr. Yiding Sun stated, “It has been an honor and privilege to be a part of and lead the talented team at RISE and I am proud of the growth RISE has achieved over the last 6 years. I am confident that under Ms. Wang’s leadership, RISE will continue to solidify its leadership position in China as the Company continues to drive sustainable growth in the long run.”

Ms. Lihong Wang commented, “I would like to thank Mr. Sun for his dedication and commitment to the Company and his leadership of RISE over the last 6 years. I would also like to thank the board for the opportunity to lead RISE through its next growth phase. I am very excited by the opportunities we see in the early education market in China. As a clear leader in the market with a well-established brand, a well-received core curriculum and a proven track record of successful expansion, RISE is well positioned to capitalize on these opportunities. I am committed to working closely with the leadership team and collaborating with our franchise partners as we continue to grow and expand our business.”

Mr. Zhu commented further: “RISE has achieved tremendous growth since Bain Capital invested in 2013. We believe there are still significant future opportunities and want to give full support to Ms. Wang and the entire RISE management team to capitalize on these opportunities and provide strong return to shareholders.”

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and 13 to 18, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

Investor Relations Contact

Mei Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191